Key Highlights


Led by Ancestry.com Founder Paul Allen and 3 original Ancestry team members.


Sales grew from $273,000 in 2018 to $916,000 in 2019. Forecast of $6.5M in 2020.


$2.5 million raised from 26 early investors who believe in the Soar team and mission.


Top talent from Ancestry, Gallup, Singularity University, Qualtrics, Microsoft, Politico and AARP have joined Soar in 2019.

Industry

Self Help
Coaching
Learning/Training
AI - Assistants

Market Size

 Self Help $9.9B
Coaching $1B
Learning/Training $166.8B
AI – Assistants $14.6B

Total Market Size $192.3B



SOAR

TOGETHER WE SOAR
Our Team



Paul Allen, CEO

Ancestry.com Founder, original CEO, pioneered subscription business model and launched internet marketing channels which have led to billions in revenue.

Gallup Global Strengths Evangelist (2012-2017), launched Gallup e-commerce business, grew it to $20 million in 5 years; helped generate tens of millions in revenue from training strengths coaches.



CLINT CARLOS
HEAD OF VOICE/AI DIVISION



BRAD PACE
CHIEF EXPERIENCE OFFICER (CXO)



JUDY DIAZ
HEAD OF COACHING PLATFORM



NATE MCCONKIE
CHIEF MARKETING OFFICER



AMIRA EL-GAWLY
STRATEGY AND CULTURE (ADVISOR)



MARK TUCKER
CHIEF ARCHITECT VOICE PLATFORM



RICHARD STAUFFER
CHIEF ARCHITECT
Original Ancestry.com Engineer



DEBRA YOUNG-SNOWDALE
CHIEF FINANCIAL OFFICER



PROBLEM

Infrastructure Lacking in the Coaching Industry

SOAR

Individuals

90% of Americans want a coach, but 75% don't know where to find curated content and coaches to trust.

Coaches

There's not a "one-stop" coaching platform. Coaches spend 18 hours per week on lead generation, planing, and billing.

Teams

95% of employees want to improve their performance but don't know how. Due to this, $100M is lost per year in the US from individuals quitting.



SOLUTION

The World's First Human Potential Platform

We want to unlock the potential of every person and organization on earth by leveraging both people and technology.

We're creating the most reputable coach **marketplace.**

And the first voice-enabled virtual coach **app**.





72°



SOLUTION

We provide the infrastructure



SOAR

For Individuals. Take **positive assessments and coaching** to boost self-awareness, self-confidence, engagement and performance. Our library and AI technology help our members grow, develop and thrive in all areas of life.



For Coaches. Use our **easy-to-use CRM, calendar, video coaching and billing tools**. Focus on what you do best. Premium services include lead generation and sales.



For Teams. Our **voice, mobile and AI tools** – including team maps and AI-based recommendation engines unlock the potential of every team member. Our APIs enable on-demand coaching by embedding easily into other software.

HOW IT WORKS

Wheel of Life

Soar empowers every individual with the curated content, tools, community and coaching to thrive in all areas of life.


01
EDUCATION & CAREER
02
HEALTH & WELLNESS
03
FINANCIAL
04
FAMILY
05
SPIRITUAL
06
COMMUNITY
07
SOCIAL



Uplifting Humanity

Thrive
AT WORK & IN LIFE

EDUCATION & CAREER

SOCIAL

HEALTH & WELLNESS

FINANCIAL

COMMUNITY

FAMILY

SPIRITUAL

01 02 03 04 05 06 07

SOAR
UPLIFT HUMANITY

01

Assessments
Hundreds of millions of people find value in assessments like StrengthsFinder 2.0 that Soar will make available to customers.

02

Courses
We support online courses created by our content partners. We keep learners engaged through email, SMS, and mobile notifications, as well as video content and online discussions.

03

Coaching
Coaching is already a $2 billlion industry and it's spreading from the executive sector to all areas of life.

04

Training
Group training provides a way to introduce hundreds of people at once to strengths-based principles for thriving in life. Most Soar coaches also do group training.

05

Tools & Technologies
We transform assessments or training experiences into long-term subscriptions to a complete suite of tools, resources, and experts, to fully impact clients.



COMPETITIVE ADVANTAGE

Keys to Success

✔ Paul Allen is **world expert** in Don Clifton's strengths theory (including the 4 catalysts to human excellence)

✔ Global re-seller agreement for Gallup's StrengthsFinder assessment (in 28 languages)

✔ **Major deal with Sandler Training** (top sales training company – 1 million customers). Huge partner pipeline.

✔ Potential patents on **voice** and **mobile** inventions to help people thrive at work and in life

✔ All investors have agreed to terms that are friendly to our mission to uplift humanity experientially through talent maximization and financially through a "distributed ownership" corporation model. (No venture capital or private equity deals will derail our mission)





FREEMIUM MODEL

Business Model

SOAR

Soar will generate subscription revenue from individuals, coaches and teams. With each customer segment, there will be a free entry-level package and viral engineering to ensure growth, and powerful marketing to upsell customers to more valuable tiers.

Soar Members	Coaches	Individuals and Teams
Free & paid assessments, Life mapping tools, flight planning tools, board of directors, community features and content.	As of January 2020, coaches will pay $29.99 per month for basic tools or $199 per month for premium features (including qualified leads)	Coaching, workshops and subscriptions to premium content for individuals and teams will be coming in 2020.

WHAT'S ON THE HORIZON

Our Plan

- Raise $2M in seed funding in Dec 2019 & Jan 2020 to bring total to $4.5M
- Create viral loops to attract millions of Soar users
- Equity or Debt Financing $2M for major StrengthsFinder code purchase from Gallup
- Series A: $10 million (mid 2020)
- Engage Harmon Brothers to advertise Soar to tens of millions
- Launch Soar.com premium content (2021)

